July 28, 2015

VIA EDGAR & FACSIMILE
Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: National Health Investors, Inc.
Form 10-K
Filed February 17, 2015
File No. 1-10822
Dear Mr. Woody:
On behalf of National Health Investors, Inc. (the “Company”), this letter is written in response to your letter dated July 15, 2015 regarding the Company's filing referenced above. Our responses are keyed to the comments in your letter.

Form 10-K for the fiscal year ended December 31, 2014

SEC Comment

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
FFO, AFFO & FAD, page 47

1.
It appears that your presentation of funds from operations is actually funds from operations attributable to common stockholders. Please revise your characterization of the non-GAAP measure in future filings.

Company Response
In our reconciliation of funds from operations, we begin with net income attributable to common stockholders. In future filings, we will revise our presentation of funds from operations to clearly characterize such measure as being attributable to common shareholders.

SEC Comment
Notes to consolidated financial statements, page 59
Note 2. Real Estate, page 63
Prestige, page 64

1.	Please explain to us why you accounted for the acquisition of Prestige Senior Living’s four facilities as an asset acquisition in light of the guidance contained in ASC 805-10-55-4.

Company Response
In the context of our practice of acquiring properties for our real estate portfolio, we follow Section 805, Business Combinations of the FASB Accounting Standards Codification in evaluating each purchase transaction to determine whether the acquired property meets the definition of a business as described in ASC 805-10-20 or is an asset purchase.
Applying the guidance in ASC 805-10-55-4 through 55-9, in an acquisition in which the selling party, who is not the operator or an affiliate of the operator, previously leased the property, we have determined that the essential elements of a business are present. We identify the real estate asset involved as inputs, the lease billing and collection cycle as processes, and the receipt and distribution of cash payments as outputs of the leasing business. As a result, we account for these transactions as business combinations. With the four facilities owned and operated by Prestige Senior Living, we have determined that the inputs, processes and outputs essential to the definition of a business are not present, and therefore, we consider the acquisition to be of assets alone.
Our approach to accounting for acquisitions is consistent with definitions contained in the SEC’s Financial Reporting Manual, at ¶2330.10, where it is noted that property previously owner-occupied does not constitute real estate operations. We believe analogy to this guidance is relevant as, similar to what is described in 2330.10, “no prior rental history exists” with an owner/operator, and thus the “processes” - the second essential element of what constitutes a business - do not exist, and the conditions of §805 are not met.
The Company acknowledges that:
• the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
• The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
National Health Investors, Inc. is committed to fully complying with the SEC disclosure requirements. After you have had the opportunity to review this letter, please call me at (615) 890-9100 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.
Sincerely,
/s/ Roger R. Hopkins
Roger R. Hopkins, CPA
Chief Accounting Officer
(Principal Financial Officer and
Principal Accounting Officer)